GEOCOM RESOURCES INC.

March 6, 2008

Jill Davis

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C.  20549-7010

Re:

Geocom File No. 000-49621

Dear Ms. Davis:

In response to your letter of January 16, 2009, we have the following responses:

Re Form 10-KSB for the Fiscal Year Ended June 30, 2008

Consolidated Statements of Operations

Item 1- clarification as to why $42,710 of unrealized losses on marketable securities recorded in other than compreshensive income of the year ended June 30, 2008 is greater than the related balance sheet change in marketable securities for the comparable periods.

Take the opening balance of $19,748 plus $49,440 additions for the year (per statement 4- non cash items), less the $26,478 ending balance, the value is $42,710 per statement 3.

Item 2 – omitted language.  The omission was an electronic error.  We have since cured this for subsequent filings.

Engineering comments

Cucaracha, Chile page 15

We are creating a table showing samples taken and assays received, and will place in our next filing.  We have removed reference to any ranges of sample results.  We are also creating a land map for inclusion.

Santa Rosa and Marcelita, Chile

We have created tables of samples taken and assays received, which we will place in our 10K.  We have removed reference to any ranges of sample results.

South Chile Recon Program

We have created tables of assay values from sample results noting the type of samples and location with UTM coordinates, and will insert these in our 10K.  We have removed reference to any ranges of results.

Sincerely,

John E. Hiner

President & CEO

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225

Ph (360) 392-2898   *   Fx (360) 733-3941

Email:     info@geocom-resources.com

Website:     www.geocom-resources.com